UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): November 18, 2021 (November 14, 2021)

CHP MERGER CORP.
(Exact name of registrant as specified in its charter)

Delaware	001-39140	84-2590924
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification Number)

25 Deforest Avenue, Suite 198 Summit, New Jersey	07901
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code: (212) 508-7090

Not Applicable
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation to the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:
Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one share of Class A common stock, $0.0001 par value, and one half of one warrant	CHPMU	The Nasdaq Stock Market LLC
Class A common stock included as part of the units	CHPM	The Nasdaq Stock Market LLC
Warrants included as part of the units, each whole warrant exercisable for one share of Class A common stock at an exercise price of $11.50 per share	CHPMW	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 or Rule 12b-2 of the Securities Exchange Act of 1934.

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01.	Entry into a Material Definitive Agreement.

Business Combination Agreement

On November 14, 2021, CHP Merger Corp. (“CHP” or the “Company”), entered into a business combination agreement, by and among CHP, Accelerate Merger Sub, Inc., a wholly owned subsidiary of CHP (“Merger Sub”), and Integrity Implants Inc. d/b/a Accelus (“Accelus”) (as it may be amended, supplemented or otherwise modified from time to time, the “Business Combination Agreement”). The business combination was unanimously approved by CHP’s board of directors on November 14, 2021. If the Business Combination Agreement is approved by CHP’s stockholders and the transactions contemplated by the Business Combination Agreement are consummated, Merger Sub will merge with and into Accelus (the “Merger”), with Accelus surviving the Merger as a wholly owned subsidiary of CHP. In addition, upon the effectiveness of the Proposed Charter (as defined below), CHP will be renamed Accelus, Inc. and is referred to herein as “New Accelus” following the consummation of the transactions described below (collectively, the “Business Combination”).

The Business Combination

The Business Combination Agreement provides that, among other things: (i) (a) the proposed amended and restated certificate of incorporation to be adopted by CHP stockholders pursuant to the Business Combination Agreement (the “Proposed Charter”), if adopted, will, on the closing date of the Business Combination, be filed with the Secretary of State of the State of Delaware, such Proposed Charter to be effective simultaneous with the effective time of the Merger (the “Effective Time”) and (b) as a consequence of adopting the Proposed Charter, at the Effective Time, the governing documents of CHP will be amended and restated and become the charter and the bylaws of New Accelus to be adopted pursuant to the Business Combination Agreement, and CHP’s name will be changed to “Accelus, Inc.”; (ii) the parties to the Business Combination Agreement will cause a certificate of merger to be executed and filed with the Secretary of State of the State of Delaware, pursuant to which Merger Sub will merge with and into Accelus at the Effective Time, with Accelus as the surviving corporation in the Business Combination such that, after giving effect to the Merger, Accelus will be a wholly-owned subsidiary of New Accelus; (iii) as a consequence of the Merger, at the Effective Time, the governing documents of Accelus will be the governing documents of the surviving company; and (iv) as a consequence of the Merger, at the Effective Time, the directors and officers of Accelus as of immediately prior to the Effective Time will be the initial directors and officers of the surviving corporation, each to hold office in accordance with the governing documents of the surviving company, until such director’s or officer’s successor is duly elected or appointed and qualified, or until the earlier of their death, resignation or removal.

Effect of the Business Combination on Existing CHP Equity

As a consequence of the Business Combination, each of the holders of CHP Class B common stock that is issued and outstanding as of immediately prior to the Effective Time will automatically receive, on a one-for-one basis, shares of New Accelus common stock in accordance with the terms of CHP’s current charter. The  CHP Class A common stock that is issued and outstanding as of immediately prior to the Effective Time will be reclassified into New Accelus common stock.

 Consideration to Accelus Equity Holders in the Business Combination

As a consequence of the Merger, on the closing date, immediately prior to the Effective Time, each share of Accelus preferred stock issued and outstanding at the Effective Time will convert into one share of Accelus common stock. As a consequence of the Merger, at the Effective Time, (i) each share of Accelus common stock issued and outstanding as of immediately prior to the Effective Time will become the right to receive a number of shares of New Accelus common stock calculated by dividing (x) the number resulting from calculating (A) 41,100,000 minus (B) the Net Debt Figure (as defined in the Business Combination Agreement), which may be positive or negative by (y) the Closing Accelus Share Number (as defined in the Business Combination Agreement) (the “Exchange Ratio”); (ii) each Accelus warrant to purchase shares of Accelus common stock, excluding the then - unexercisable Accelus warrants granted or to be granted to Eastward Fund Management, LLC (“Eastward”) in connection with Eastward’s loan and security agreement and related warrant agreement, will be automatically canceled and extinguished for no consideration, and each holder thereof will cease to have any rights with respect to such warrants or any agreement related thereto, and (iii) each option to purchase shares of Accelus common stock, whether vested or unvested, that is outstanding and unexercised as of immediately prior to the Effective Time will be assumed by New Accelus and will automatically become an option (vested or unvested, as applicable) to purchase a number of shares of New Accelus common stock equal to the number of shares of Accelus common stock subject to such option immediately prior to the Effective Time multiplied by the Exchange Ratio, rounded down to the nearest whole number of shares, at an exercise price per share equal to the exercise price per share of such option immediately prior to the Effective Time divided by the Exchange Ratio and rounded up to the nearest whole cent.

Representations and Warranties; Covenants

The Business Combination Agreement contains representations, warranties and covenants of each of the parties thereto that are customary for transactions of this type. CHP has also agreed to take all action within its power as may be necessary or appropriate such that, immediately after the Effective Time, (i) the New Accelus board of directors will consist of seven directors, (ii) the members of the board of directors of New Accelus will include one individual designated by CHP, four individuals designated by Accelus and the remaining two individuals will be designated by agreement among CHP and Accelus pursuant to the Business Combination Agreement; (iii) the members of the New Accelus Compensation Committee, Audit Committee and Nominating Committee will be the individuals designated to such roles by CHP and Accelus pursuant to the Business Combination Agreement, and (iv) the individuals currently in office at Accelus will become the officers of New Accelus with each such individual holding the office currently held by him or her at Accelus. In addition, CHP has agreed to adopt an equity incentive plan, as described in the Business Combination Agreement.

Conditions to Each Party’s Obligations

The obligations of CHP and Accelus to consummate the Business Combination are subject to certain closing conditions, including, but not limited to, (i) the expiration or termination of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, (ii) the approval of CHP’s stockholders, (iii) the approval of Accelus’s stockholders, and (iv) after giving effect to the transactions contemplated by the Business Combination Agreement, CHP having at least $5,000,001 of net tangible assets (as determined in accordance with Rule 3a51-1(g)(1) of the Securities Exchange Act of 1934, as amended) remaining immediately after the Effective Time.

In addition, the obligation of Accelus to consummate the Business Combination is subject to the fulfillment of other closing conditions, including, but not limited to, (i) the aggregate cash proceeds available for release from CHP’s trust account (after giving effect to any redemptions of public shares, if any, and the payment of certain expenses) and from certain other sources, equaling no less than $50,000,000, (ii) the approval by the Nasdaq of CHP’s initial listing application in connection with the Business Combination, and (iii) the New Accelus board of directors consisting of the number of directors, and comprising the individuals, as contemplated by the Business Combination Agreement.

Termination

The Business Combination Agreement may be terminated under certain customary and limited circumstances prior to the closing of the Business Combination (the “Closing”), including, but not limited to, (i) by the mutual written consent of CHP and Accelus, (ii) by CHP, subject to certain exceptions, if any of the representations or warranties of Accelus are not true and correct or if Accelus fails to perform any of its respective covenants or agreements under the Business Combination Agreement (including an obligation to consummate the Closing) such that certain conditions to the obligations of CHP could not be satisfied and the breach of such representations or warranties or failure to perform such covenants or agreements is not cured or cannot be cured within the earlier of (a) thirty (30) days after written notice thereof, and (b) November 26, 2021; provided, that if the Extension Proposal (as defined in the Business Combination Agreement) is duly approved, such date shall be May 26, 2022 (the “Termination Date”); (iii) by Accelus, subject to certain exceptions, if any of the representations or warranties made by the CHP and Merger Sub (together, the “CHP Parties”) are not true and correct or if any CHP Party fails to perform any of its covenants or agreements under the Business Combination Agreement (including an obligation to consummate the Closing) such that certain conditions to the obligations of Accelus could not be satisfied and the breach of such representations or warranties or failure to perform such covenants or agreements is not cured or cannot be cured within the earlier of (a) thirty (30) days after written notice thereof, and (b) the Termination Date; (iv) by either CHP or Accelus, if the transactions contemplated by the Business Combination Agreement have not been consummated on or prior to the Termination Date, unless the breach of any covenants or obligations under the Business Combination Agreement by the party seeking to terminate proximately caused the failure to consummate the transactions contemplated by the Business Combination Agreement; (v) by either CHP or Accelus, if any governmental entity has issued an order or taken any other action permanently enjoining, restraining or otherwise prohibiting the transactions contemplated by the Business Combination Agreement and such order or other action has become final and non appealable; (vi) by either CHP or Accelus, if the approval of the required transaction proposals is not obtained at the special meeting of CHP stockholders called to consider matters related to the Business Combination (the “Special Meeting”) (including any adjournment thereof); (vii) by Accelus if the Extension Proposal (as defined in the Business Combination Agreement) is not approved; (viii) by CHP, if Accelus does not deliver, or cause to be delivered to CHP, (x) duly executed counterparts to the Accelus Transaction Support Agreement (as defined below), (y) the Accelus stockholder written consent as promptly as reasonably practicable (and in any event, within two business days) following the time at which the Registration Statement / Proxy Statement is declared effective under the Securities Act, and (z) the PCAOB Financial Statements (as defined in the Business Combination Agreement) with respect to fiscal year ended December 31, 2019, 2020 and 2021when required under the Business Combination Agreement; and (ix) by CHP, if the revenue of Accelus set forth on its PCAOB Financial Statements (as defined in the Business Combination Agreement) for the fiscal year ended December 31, 2021 is less than $26.3 million.

The Business Combination is expected to close in the second quarter of 2022, following the receipt of the required approval by CHP’s stockholders and the fulfillment of other customary closing conditions.

A copy of the Business Combination Agreement is filed with this Current Report on Form 8-K as Exhibit 2.1 and is incorporated herein by reference, and the foregoing description of the Business Combination Agreement is qualified in its entirety by reference thereto. The Business Combination Agreement contains representations, warranties and covenants that the respective parties made to each other as of the date of the Business Combination Agreement or other specific dates. The assertions embodied in those representations, warranties and covenants were made for purposes of the contract among the respective parties and are subject to important qualifications and limitations agreed to by the parties in connection with negotiating such agreement. The representations, warranties and covenants in the Business Combination Agreement are also modified in part by the underlying disclosure schedules which are not filed publicly and which are subject to a contractual standard of materiality different from that generally applicable to stockholders and which are used for the purpose of allocating risk among the parties rather than establishing matters as facts. CHP does not believe that these schedules contain information that is material to an investment decision.

Accelus Transaction Support Agreement

In connection with the execution of the Business Combination Agreement, certain Accelus stockholders entered into the transaction support agreement, dated as of November 14, 2021 (the “Accelus Transaction Support Agreement”), with CHP. Under the Accelus Transaction Support Agreement, each supporting Accelus stockholder agreed, among other things, to (i) execute and deliver to Accelus and CHP, as promptly as reasonably practicable (and in any event within two business days) following the time at which the Registration Statement on Form S-4 (the “Registration Statement”) filed in connection with the Business Combination is declared effective under the Securities Act, a written consent of the Accelus stockholders approving the Business Combination Agreement, the related documents and the transactions contemplated thereby (including the Business Combination), duly executed by the Accelus stockholders required to approve and adopt such matters; (ii) support and vote in favor of the Business Combination Agreement and the related agreements to which Accelus is or will be a party and the transactions contemplated thereby (including the Business Combination) and (iii) be bound by certain other covenants and agreements related to the Business Combination. The shares of Accelus capital stock that are owned by the supporting Accelus stockholders and subject to the Accelus Transaction Support Agreement represent over 50% of the outstanding voting power of Accelus common stock and preferred stock (on an as-converted basis). In addition, the Accelus Transaction Support Agreement prohibits the supporting Accelus stockholders from engaging in activities that have the effect of soliciting a competing acquisition proposal.

The foregoing description of the Accelus Transaction Support Agreement does not purport to be complete and is qualified in its entirety by the terms and conditions of the Accelus Transaction Support Agreement filed as Exhibit 10.1 hereto and incorporated by reference herein.

Sponsor Letter Agreement

Concurrently with the execution of the Business Combination Agreement, CHP Acquisition Holdings, LLC (the “Sponsor”), James Deal, Jack Krouskup, Ken Goulet, CHP and Accelus entered into a sponsor letter agreement, dated as of November 14, 2021 (the “Sponsor Letter Agreement”), pursuant to which the Sponsor and each other holder of CHP Class B common stock has agreed to, among other things, (i) vote in favor of the transaction proposals (including the proposal to approve the Business Combination Agreement and the related transactions contemplated therein) at the Special Meeting, (ii) be bound by and subject to certain other covenants and agreements of the Business Combination Agreement, as if they were directly party thereto, (iii) waive any adjustment to the conversion ratio set forth in the governing documents of CHP or any other anti-dilution or similar protection with respect to the CHP Class B common stock (whether resulting from the transactions contemplated by the Business Combination Agreement or otherwise), (iv) transfer 1,600,000 warrants, each such warrant granting the holder the right to purchase one share of New Accelus common stock at an exercise price of $11.50 per share (the “Sponsor Warrants”), to certain stockholders of Accelus, (v)  forfeit a number of shares of CHP Class B common stock and Sponsor Warrants determined by the formula set forth in the Sponsor Letter Agreement, (vi) in the case of the Sponsor, be subject to certain vesting terms with respect to its CHP Class B common stock and Sponsor Warrants as set forth in the Sponsor Letter Agreement, (vii) not redeem or otherwise exercise any right to redeem any of his, her or its CHP equity securities; and (viii) be bound by certain transfer restrictions with respect to his, her or its CHP equity securities prior to the Closing, in each case, on the terms and subject to the conditions set forth in the Sponsor Letter Agreement.

The foregoing description of the Sponsor Letter Agreement does not purport to be complete and is qualified in its entirety by the terms and conditions of the Sponsor Letter Agreement filed as Exhibit 10.2 hereto and incorporated by reference herein.

Investor Rights Agreement

In connection with the execution of the Business Combination Agreement, on November 14, 2021, CHP, the Sponsor, certain affiliates of the Sponsor (the “Sponsor Group Holders”) and certain Accelus stockholders (the “Accelus Holders”) entered into an investor rights agreement (the “Investor Rights Agreement”), pursuant to which, among other things, the Sponsor Group Holders and the Accelus Holders were granted certain registration rights with respect to their respective shares of New Accelus’s common stock on the terms and subject to the conditions therein. The Sponsor Group Holders and the Accelus Holders also agreed not to effect any sale or distribution of any equity securities of New Accelus for the period ending on the earlier of (a) 180 days after the Closing, subject to certain customary exceptions, and (b) subsequent to the Closing, (x) if the last reported sale price of New Accelus’s common stock equals or exceeds $12.00 per share for any 20 trading days within any 30 consecutive trading days commencing at least 150 days after the Closing; provided that all shares of common stock of New Accelus have been registered on an effective registration statement or (y) the date on which New Accelus completes a liquidation, merger, stock exchange, reorganization or other similar transaction that results in all of New Accelus’s public stockholders having the right to exchange their shares of New Accelus’s common stock for cash, securities or other property.

From November 14, 2021 until the earlier of three years after the Closing and the date upon which all of the registrable securities have been sold pursuant to a registration statement or are permitted to be sold without registration, the Sponsor has a right to nominate one director to the Accelus board of directors.

The foregoing description of the Investor Rights Agreement does not purport to be complete and is qualified in its entirety by the terms and conditions of the Investor Rights Agreement filed as Exhibit 10.3 hereto and incorporated by reference herein.

Important Information about the Business Combination and Where to Find It

In connection with the proposed Business Combination, the Company intends to file with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 (the “Registration Statement”), which will include a preliminary proxy statement/prospectus and a definitive proxy statement/prospectus, and certain other related documents, which will be both the proxy statement to be distributed to holders of shares of the Company’s common stock in connection with the Company’s solicitation of proxies for the vote by the Company’s stockholders with respect to the Business Combination and other matters as may be described in the Registration Statement, as well as the prospectus relating to the offer and sale of the securities of the Company to be issued in the Business Combination. The Company’s stockholders and other interested persons are advised to read, when available, the preliminary proxy statement/prospectus included in the Registration Statement and the amendments thereto and the definitive proxy statement/prospectus, as well as other documents filed with the SEC in connection with the proposed Business Combination, as these materials will contain important information about the parties to the Business Combination Agreement, the Company and the proposed Business Combination. After the Registration Statement is declared effective, the definitive proxy statement/prospectus and other relevant materials for the proposed Business Combination will be mailed to stockholders of the Company as of a record date to be established for voting on the proposed Business Combination and other matters as may be described in the Registration Statement. Stockholders will also be able to obtain copies of the preliminary proxy statement/prospectus, the definitive proxy statement/prospectus, and other documents filed with the SEC that will be incorporated by reference therein, without charge, once available, at the SEC’s web site at www.sec.gov, or by directing a request to: CHP Merger Corp., 25 Deforest Avenue, Suite 108, Summit, NJ 07901.

Participants in the Solicitation

The Company and its directors and executive officers may be deemed participants in the solicitation of proxies from the Company’s stockholders with respect to the Business Combination. A list of the names of those directors and executive officers and a description of their interests in the Company will be contained in the Registration Statement for the Business Combination, when available, and will be available free of charge at the SEC’s web site at www.sec.gov, or by directing a request to CHP Merger Corp., 25 Deforest Avenue, Suite 108, Summit, NJ 07901. Additional information regarding the interests of such participants will be contained in the Registration Statement when available.

Accelus and its directors and executive officers may also be deemed to be participants in the solicitation of proxies from the stockholders of the Company in connection with the Business Combination. A list of the names of such directors and executive officers and information regarding their interests in the Business Combination will be contained in the Registration Statement when available.

Forward-Looking Statements

This Current Report on Form 8-K includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. The Company’s and Accelus’s actual results may differ from their expectations, estimates and projections and consequently, you should not rely on these forward looking statements as predictions of future events. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “continue,” and similar expressions (or the negative versions of such words or expressions) are intended to identify such forward-looking statements. These forward-looking statements include, without limitation, the Company’s and Accelus’s expectations with respect to future performance and anticipated financial impacts of the Business Combination, the satisfaction of the closing conditions to the Business Combination and the timing of the completion of the Business Combination. These forward-looking statements involve significant risks and uncertainties that could cause the actual results to differ materially from the expected results. Most of these factors are outside the Company’s and Accelus’s control and are difficult to predict. Factors that may cause such differences include, but are not limited to: (1) the ability of CHP and Accelus prior to the Business Combination, and New Accelus following the Business Combination, to meet the closing conditions in the Business Combination Agreement, including due to failure to obtain approval of the stockholders of CHP and Accelus or certain regulatory approvals, or failure to satisfy other conditions to closing in the Business Combination Agreement; (2) the occurrence of any event, change or other circumstances, including the outcome of any legal proceedings that may be instituted against CHP and Accelus following the announcement of the Business Combination Agreement and the transactions contemplated therein, that could give rise to the termination of the Business Combination Agreement or could otherwise cause the transactions contemplated therein to fail to close; (3) the inability to obtain or maintain the listing of the combined company’s common stock on the Nasdaq, as applicable, following the Business Combination; (4) the risk that the Business Combination disrupts current plans and operations as a result of the announcement and consummation of the Business Combination; (5) the inability to recognize the anticipated benefits of the Business Combination, which may be affected by, among other things, competition and the ability of the combined company to grow and manage growth profitably and retain its key employees; (6) costs related to the Business Combination; (7) changes in applicable laws or regulations; (8) the inability of the combined company to raise financing in the future; (9) the success, cost and timing of Accelus’s and the combined company’s product development activities; (10) the inability of Accelus or the combined company to obtain and maintain regulatory approval for their products, and any related restrictions and limitations of any approved product; (11) the inability of Accelus or the combined company to identify, in-license or acquire additional technology; (12) the inability of Accelus or the combined company to maintain Accelus’s existing license, manufacturing, supply and distribution agreements; (13) the inability of Accelus or the combined company to compete with other companies currently marketing or engaged in the development of treatments for the indications that Accelus is currently pursuing for its product candidates; (14) the size and growth potential of the markets for Accelus’s and the combined company’s products and services, and each of their ability to serve those markets, either alone or in partnership with others; (15) the pricing of Accelus’s and the combined company’s products and services and reimbursement for medical procedures conducted using Accelus’s and the combined company’s products and services; (16) Accelus’s and the combined company’s estimates regarding expenses, future revenue, capital requirements and needs for additional financing; (17) Accelus’s and the combined company’s financial performance; (18) the impact of COVID-19 on Accelus’s business and/or the ability of the parties to complete the Business Combination; and (19) other risks and uncertainties indicated from time to time in the proxy statement/prospectus relating to the Business Combination, including those under “Risk Factors” in the Registration Statement, and in the Company’s other filings with the SEC.

The Company cautions that the foregoing list of factors is not exclusive. The Company cautions investors not to place undue reliance upon any forward-looking statements, which speak only as of the date made. The Company does not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in its expectations or any change in events, conditions or circumstances on which any such statement is based.

 No Offer or Solicitation

This Current Report on Form 8-K shall not constitute a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the Business Combination. This Current Report on Form 8-K shall also not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any states or jurisdictions in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.

Item 9.01.	Financial Statements and Exhibits.

(d)	Exhibits.

Exhibit Number	Description
2.1†	Business Combination Agreement, dated as of November 14, 2021, by and among CHP Merger Corp., Accelerate Merger Sub, Inc., and Integrity Implants Inc.
10.1	Accelus Transaction Support Agreement, dated as of November 14, 2021, by and among CHP Merger Corp. and certain stockholders of Integrity Implants Inc.
10.2	Sponsor Letter Agreement, dated as of November 14, 2021, by and among CHP Acquisition Holdings, LLC, CHP Merger Corp., Integrity Implants Inc., and certain stockholders of CHP Merger Corp.
10.3
Investors’ Rights Agreement, dated as of November 14, 2021, by and among CHP Merger Corp., CHP Acquisition Holdings, LLC, certain holders of CHP Acquisition Holdings, LLC, and certain stockholders of Integrity Implants Inc.

† Certain of the exhibits and schedules to this Exhibit have been omitted in accordance with Regulation S-K Item 601(a)(5). The Registrant agrees to furnish a copy of all omitted exhibits and schedules to the SEC upon its request.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: November 18, 2021
CHP MERGER CORP.

	By:	/s/ James T. Olsen
	Name:	James T. Olsen
	Title:	Chief Executive Officer